Mail Stop 3561

December 10, 2009

Mr. Stanton C. Heintz
Chief Financial Officer
Carbiz Inc.
7115 16th Street East, Suite 105
Sarasota, FL 34243

   Re: **Carbiz Inc.**
       Form 10-K for the Fiscal Year Ended January 31, 2009
       Filed April 24, 2009
       Form 10-Q for the Quarterly Period Ended July 31, 2009
       Filed September 10, 2009
       File No. 000-52209

Dear Mr. Heintz:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Andrew Mew
          Accounting Branch Chief